June 24, 2015

John P. Nolan

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:       OFG Bancorp

Form 10-K for Fiscal Year Ended December 31, 2014

Filed February 26, 2015

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Filed May 8, 2015

Definitive Proxy Statement

Filed March 12, 2015

File No. 001-31343

Dear Mr. Nolan:

We are responding to your letter, dated June 10, 2015, relating to the filings referenced above of OFG Bancorp (the “Company”). Each of your comments is set forth below, together with our corresponding response. For ease of reference, we have repeated each of your questions or comments, in bold face, immediately prior to our related response.

Form 10-K for the Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 5. Loans

Nonaccrual Loans, page 138

1.        The total of nonperforming loans for both 2013 and 2014 in table 12 does not agree to the information provided in the tables on pages 138-139.  Please tell us the reasons for the differences and revise future filings, if necessary.

Table 12 presents information with respect to nonperforming loans, whereas the tables on page 138-139 present information with respect to loans in non-accrual status.  The variance in the total of nonperforming loans and non-accrual loans is due to the treatment of FHA and VA insured mortgage loans.  These insured mortgage loans are classified as nonperforming assets when they become 90 days or more past due, but are not placed in non-accrual until they become 18 months or more past due.

As requested, we will revise in future filings the disclosures set forth on pages 65 and 139 concerning the accrual treatment of FHA and VA insured mortgage loans to disclose that such loans are considered nonperforming loans when they become 90 days or more past due.

Non-covered Acquired Loans Accounted for under ASC 310-30, page 141

2.      We note that significant changes in the types of impaired non-covered loans between the years ended December 31, 2013 and December 2014.  Specifically there were $380 million of acquired auto loans identified as being impaired at year end 2013 compared to none at year end 2014.  In addition, there were significant increases in both construction and commercial impaired loan pools during 2014.  Please tell us, and revise in future filings, to address the reasons for the significant increases or decreases between these periods.

The table set forth on page 141 only presents information with respect to non-covered loans and loan pools accounted under ASC 310-30 if there is a recorded impairment to such loans or loan pools and a specific allowance for loan losses.  In other words, if an impaired loan or loan pool does not have a specific allowance, the Company’s recorded investment in, and the unpaid principal balance of, such loan or loan pool is not reflected in this table.

As of December 31, 2014, the Company eliminated the specific allowance of $732 thousand maintained on the impaired non-covered acquired auto loan pool accounted under ASC 310-30 because there was an increase in the net present value of cash flows expected to be collected from such pool when compared with the recorded investment.  Likewise, the increase in commercial and construction loans and loan pools from December 31, 2013 to December 31, 2014 was caused by the establishment of a specific reserve with respect to 11 additional impaired commercial and construction loans and loan pools that were required based on the net present value of the cash flows expected to be collected.

As requested, we will revise future filings to clarify that the disclosure only quantifies impaired loans and loan pools that have a specific reserve and to address the reasons for the significant changes between the dates disclosed.

Form 10-Q for Fiscal Quarter Ended March 31, 2015

Notes to Unaudited Consolidated Financial Statements

Note 4. Loans

Credit Quality Indicators, page 31

3.      We note the Company placed the $200 million participation in the fuel purchase line of credit with the Puerto Rico Electric Power Authority on nonaccrual status at March 31, 2015.  You recorded a provision of $24 million due to the entity’s unwillingness to meet its contractual obligations.  Please tell us how the company determined the amount of the provision recorded on this line of credit at March 31, 2015.

The Company performed an analysis, in close consultation with its legal advisors, of the reasonably foreseeable possible outcomes both in a base scenario, which management believed to be the probable outcome of events, and a stress scenario, which assumes that PREPA is unwilling to reach a negotiated agreement and the creditors are forced to seek legal remedies.

The base scenario evaluated the probabilities of the occurrence of the following events: (i) the acceptance by the Puerto Rico Electric Power Authority (“PREPA”) of the bondholders’ proposal; (ii) an agreement is reached by and among PREPA and its creditors, assuming that the bondholders’ proposal is rejected; (iii) the Puerto Rico Debt Recovery and Enforcement Act (the “Recovery Act”) is found constitutional by the United States Court of Appeals for the First Circuit, assuming an agreement is not reached and the creditors seek legal remedies, (iv) assuming the Recovery Act is found unconstitutional, a settlement is reached by and among PREPA and its creditors, and (v) assuming the Recovery Act is found unconstitutional and a settlement is not reached, the creditors are successful in obtaining legal remedies.

The stress scenario, on the other hand, assumes that the creditors will be forced to seek legal remedies and estimates a lower probability than the base scenario that a settlement would be reached if the Recovery Act is found unconstitutional.

For each potential result under both scenarios, the Company assigned a probability that such result would have a low, moderate or high impact on the Company’s recovery, or would not have any impact.  The losses estimated in each case reflected management’s best estimate based on the net present value of cash flows from the participation.  The Company then calculated the weighted average estimated loss based on the probability assigned to the impact of each possible result under each scenario.  Based on this evaluation, the Company likewise assigned a likelihood of 70% to the base scenario and 30% to the stress scenario to calculate a weighted average estimated loss of $23.678 million.

Based on this evaluation, the Company decided to establish a $24 million specific reserve for the PREPA participation.

Definitive Proxy Statement

Compensation Discussion and Analysis

Analysis of Compensation Decisions, page 28

4.      We note your disclosure regarding weighting and actual percentage of target achieved for each performance measure.  Please tell us and in future filings quantify the threshold, target and maximum levels for each performance measure.  For guidance, please refer to Item 402(b)(2)(v) of Regulation S-K.

Please find below a revised table quantifying the threshold, target and maximum levels for each performance measure.

Performance Measure	Weight	Threshold	Target	Maximum	% of Target
Earnings per Share (Diluted)	30	$0.92	$1.32	1.65	113.56%
Fee Income	15	$60,815,471	$86,879,244	$108,599,055	89.72%
Non-Interest Expense	15	$163,019,122	$232,884,459	$291,105,574	104.23%
Loan Book Balance Plus Customer Deposits	15	$5,703,786,614	$8,148,266,591	$10,185,333,239	95.83%
Grow Customer Relationship Index	15	1.61	2.30	2.88	88.09%
Risk Management Scorecard	10	70.0	100.0	125.0	93.00%

In future filings, we will quantify the threshold, target and maximum levels for the corresponding performance measures to the extent that such disclosure does not cause the Company competitive harm in accordance with the Staff’s Compliance and Disclosure Interpretation Question 118.04.

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As requested, we hereby acknowledge that:

•         The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned if you have any questions or if you require additional information regarding this matter.

Respectfully submitted,

/s/ Maritza Arizmendi

Maritza Arizmendi

Senior Vice President and

Chief Accounting Officer